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                           July 8, 2021

       Angel Pendas
       Secretary and Director
       Springwater Special Situations Corp.
       405 Madison Avenue, 11th Floor
       New York, NY 10174

                                                        Re: Springwater Special
Situations Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 25, 2021
                                                            File No. 333-254088

       Dear Mr. Pendas:

               We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed June 25,
2021

       Management
       Conflicts of Interest, page 71

   1. In order to clearly illustrate the past and present overlapping SPAC activity of your management and
founders, expand your disclosure to discuss the proceeds raised and the duration of Goal
Acquisitions Corp.
               You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
       Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
       Counsel, at (202) 551-3673 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.
 Angel Pendas
Springwater Special Situations Corp.
July 8, 2021
Page 2




                                                    Sincerely,
FirstName LastNameAngel Pendas
                                                    Division of Corporation
Finance
Comapany NameSpringwater Special Situations Corp.
                                                    Office of Technology
July 8, 2021 Page 2
cc:       Jeffrey Gallant
FirstName LastName